SNIPP INTERACTIVE INC.

SNIPP STRENGTHENS ITS REBATE OFFERING WITH ITS NEW

REBATECENTER

February 8th, 2017

OTCQX Trading Symbol: SNIPF

TSX Venture Exchange Trading Symbol: SPN

WASHINGTON, DC - Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQX: SNIPF; TSX: SPNV), a global provider of digital marketing promotions, rebates and loyalty solutions, has expanded its rebates offering with the launch of the Snipp RebateCenter; a cost-effective solution to scaling and efficiently managing rebate promotions across brand portfolios, multiple retailers and geographies. Integrated with SnippCheck, the leading receipt processing solution, and SnippPay, which harnesses Snipp's extensive array of cash back rewards, the new product is a game changer in the rebate promotions market.

“Snipp’s RebateCenter is a very exciting product launch for brands who use rebates as a regular marketing tactic,” said Atul Sabharwal, CEO of Snipp. “With SnippCheck, brands could already process rebate receipts cheaper, faster and more efficiently than any other solution in the marketplace. The RebateCenter allows brands to centralize their rebate programs across their company portfolio, with real time analytics and the ability to offer consumers multiple submission methods and cash payment options. The combination of our two product offerings will revolutionize the industry; giving consumers a much better overall rebate experience, while providing our clients with a more cost-effective, better targeted, and flexible alternative to anything available in the industry today.”

The SnippRebates Center gives brands the ability to configure and customize their own rebates rapidly and to target them as needed – be it nationally or to highly specific micro-segments based on a variety of different criteria. Brands also have the option to connect the center to their CRM or POS system for deeper insights and analytics. Consumers will find the center intuitive to use, with the ability to search for rebates from multiple or single brands and a mobile friendly interface that allows for rebate submissions via text, email, or web upload.

“The Snipp RebateCenter is going to help brands quickly react to their sales environment, fine-tune their rebate programs and generate highly targeted sales lifts,” said Atul Sabharwal.

Visit the Snipp website at http://www.snipp.com/rebates for more information on the Snipp RebateCenter.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Washington, DC with offices across the United States, Canada, UK, Ireland, Europe and India. The company is publicly listed on the OTCQX, the highest tier of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED #49 AMONGST THE FASTEST GROWING COMPANIES IN NORTH AMERICA ON DELOITTE’S 2016 TECHNOLOGY FAST 500™ LIST.

FOR FUTHER INFORMATION PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

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